Exhibit 99.2

 INVESTOR & ANALYST DAYJuly 25, 2019

 This presentation contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical facts are forward-looking statements. In some cases, you can identify forward-looking statements by terms such as “may,” “will,” “should,” “expect,” “plan,” “anticipate,” “could,” “future,” “outlook,” “intend,” “target,” “project,” “contemplate,” “believe,” “estimate,” “predict,” “potential,” “continue,” or the negative of these terms or other similar expressions, although not all forward-looking statements contain these words. The forward-looking statements in this presentation relate to, among other things, statements regarding the commencement of our planned bioequivalence study for a generic product candidate, our expected date to report top-line data from our pivotal Phase III clinical program for TWIN, our anticipated NDA submission dates for Epsolay and TWIN, and estimated sales of our product candidates. These statements are neither promises nor guarantees, but involve known and unknown risks, uncertainties, and other important factors that may cause our actual results, performance, or achievements to be materially different from any future results, performance, or achievements expressed or implied by the forward-looking statement, including but not limited to the following: the fact that we have and expect to continue to incur significant losses; our need for additional funding, which may not be available; our ability to complete the development of our product candidates; our ability to obtain and maintain regulatory approvals for our product candidates in our target markets and the possibility of adverse regulatory or legal actions relating to our product candidates even if regulatory approval is obtained; our ability to commercialize our product candidates; our ability to obtain and maintain adequate protection of our intellectual property; our ability to manufacture our product candidates in commercial quantities, at an adequate quality or at an acceptable cost; our ability to establish adequate sales, marketing, and distribution channels; acceptance of our product candidates by healthcare professionals and patients; the possibility that we may face third-party claims of intellectual property infringement; the timing and results of clinical trials that we may conduct or that our competitors and others may conduct relating to our or their products; intense competition in our industry, with competitors having substantially greater financial, technological, research and development, regulatory and clinical, manufacturing, marketing, and sales, distribution and personnel resources than we do; potential product liability claims; potential adverse federal, state, and local government regulation in the United States, Europe, or Israel; and loss or retirement of key executives and research scientists. These and other important factors discussed in the Company's Annual Report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on March 21, 2019, and our other reports filed with the SEC could cause actual results to differ materially from those indicated by the forward-looking statements made in this press release. Any such forward-looking statements represent management’s estimates as of the date of this presentation. While we may elect to update such forward-looking statements at some point in the future, unless required by applicable law, we disclaim any obligation to do so, even if subsequent events cause our views to change. Thus, one should not assume that our silence over time means that actual events are bearing out as expressed or implied in such forward-looking statements. These forward-looking statements should not be relied upon as representing our views as of any date subsequent to the date of this presentation. This presentation contains trademarks, trade names, and service marks of other companies, which are the property of their respective owners. We do not intend our use or display of other parties' trademarks, trade names, or service marks to imply, and such use or display should not be construed to imply a relationship with, or endorsement or sponsorship of us by, these other parties.  Forward-looking statements

AGENDA

TOPIC	SPEAKER
Introduction and Company Overview	Alon Seri-Levy *CEO, Sol-Gel*
Current Challenges in Acne and Rosacea Treatment	Dr. Linda Stein Gold *Director of Dermatology Clinical Research, Henry Ford Health Systems, Michigan*
EPSOLAY® Phase III Clinical Studies	Dr. Jeff Sugarman *Medical Director, Northern California Medical Associates Associate Clinical Professor, University of California, SF*
Commercial Overview	John Vieira *US Head of Commercialization*
Technology Overview	Ofer Toledano *VP, Research and Development*
Pipeline and Active Research Areas	Mori Arkin *Chairman, Sol-Gel*
Financial overview	Gilad Mamlok *CFO, Sol-Gel*
Closing Statements and Q&A	Alon Seri-Levy *CEO, Sol-Gel*

Investor and Analyst Day | July 2019
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 THREE-FOLD STRATEGY  Leverage on our capabilities to generate significant non-dilutive funding  Identify targeted opportunities, in other areas of high unmet need, where we can bring innovation and exceed current standard-of-care treatments  Successfully commercialize best-in-class dermatology brands in acne and rosacea, and maintain a leadership position in these indications

PIPELINES & UPCOMING MILESTONES

BRANDED CANDIDATES	Research	Preclinical	Phase II	Phase III	NDA submission
EPSOLAY® Papulopustular rosacea					1H/2020
TWIN Acne vulgaris				Top-line results in Q4/2019	2H/2020

GENERIC PRODUCTS/CANDIDATES	Research	Bioequivalence	Filed	
Ivermectin cream, 1% (RLD: Soolantra®)	Perrigo			TENTATIVE APPROVAL AS OF **JANUARY 29, 2018**
Acyclovir cream, 5% (RLD: Zovirax®)	Perrigo			APPROVAL & SALES AS OF **FEBRUARY 2019**
5-Fluorouracil cream, 5% (RLD: Efudex®)	douglas			**BE STUDY** RESULTS IN 2019

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 Current challengesin Acne Vulgaris  Dr. Linda Stein GoldDirector of Dermatology Clinical Research, Henry Ford Health Systems

ACNE: PREVALENCE & PRESENTATION

PREVALENCE[1,3]

- Acne is the most common skin condition in the USA, affecting up to 50 million Americans annually
- About 85% of people between the ages of 12 and 24 experience at least minor acne
- More than 5.1 million people sought medical treatment for acne in 2013, primarily children and young adults[3]



Percent
80
60
40
20
0
68 69
51 42
36 20
27 12
15 8
Females
Males
Teenage
20s
30s
40s
50s and older
Age Group

PRESENTATION[2]



Mild
Moderate
Severe

1. Collier CN, et al. J Am Acad Dermatol. 2008;58:56-59.
2. Zaenglein AL. N Engl J Med. 2018;379:1343-1352.
3. AAD 2016 Burden of Disease Report, https://www.aad.org/media/stats/conditions.

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THE IMPACT OF ACNE

- In addition to physical effects such as permanent scarring and disfigurement, acne has long-lasting psychosocial effects that affect the patient's quality of life
- Depression, social isolation and suicidal ideation are frequent comorbidities of acne that should not be neglected in the therapy of acne patients
- Research evidence suggests that the impairment of quality of life can be alleviated by appropriate topical acne treatment

1. Gieler U, et al., *J Eur Acad Dermatol Venereol*. 2015 Jun;29 Suppl 4:12-4.

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TREATMENT ALGORITHM FOR THE MANAGEMENT OF ACNE VULGARIS IN ADOLESCENTS & YOUNG ADULTS[1,2]

The multi-faceted nature of acne pathogenesis often requires a combination therapy approach

Treatment	Mild Acne	Moderate Acne	Severe Acne
First-line Treatment	**Benzoyl peroxide, topical retinoid,** or topical combination therapy	Topical combination therapy; oral antibiotic, **topical retinoid, and benzoyl peroxide**; oral antibiotic plus topical retinoid; or benzoyl peroxide plus topical antibiotic	Oral antibiotic plus either topical combination therapy or oral isotretinoin
Alternative Treatment	Add **topical retinoid or benzoyl peroxide** (if not using already), or consider alternative retinoid, or consider topical dapsone	Consider alternative combination therapy, or consider change in oral antibiotic, or add combined oral contraceptive or oral spironolactone (in female patients), or con- sider oral isotretinoin	Consider change in oral antibiotic, or add combined oral contraceptive or oral spironolactone (in female patients), or consider oral isotretinoin

1. Zaenglein AL, et al. *J Am Acad Dermatol.* 2016;74:945-73.e33.
2. Zaenglein AL. *N Engl J Med.* 2018;379:1343-1352.

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 Unmet need  There is a strong trend toward and professional recommendation to avoid or be more discerning with antibiotics use in dermatology whenever possible1Combination products or use of multiple products/modalities is common2,3 Benzoyl peroxide and tretinoin have both been shown to be effective2,3 Unable to combine benzoyl peroxide with tretinoin until now   Sixty-seventh World Health Assembly - Antimicrobial resistance (WHA67.25). 24 May 2014.Zaenglein AL, et al. J Am Acad Dermatol. 2016;74:945-73.e33.Zaenglein AL. N Engl J aMed. 2018;379:1343-1352.

BENZOYL PEROXIDE IN ACNE

- Benzoyl radicals kill bacteria and inflammatory cells
- Benzoic acid promotes the opening of clogged pores
- Benzoyl peroxide combines with other treatments for synergistic effects



Benzoyl peroxide
White blood cells
Bacteria
Benzoic acid
Benzoyl radicals

Seth V, et al. *Int J Adv Med*. 2015;2:1-5.

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TRETINOIN IN ACNE



Elevated sebum production
Hyperkeratosis (keratin plug)
Tretinoin
C. acnes colonization
Inflammation

Seth V, et al. *Int J Adv Med*. 2015;2:1-5.

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TRETINOIN AND BENZOYL PEROXIDE IN ACNE



Elevated sebum production
Benzoyl Peroxide
Hyperkeratosis (keratin plug)
Tretinoin
C. acnes colonization
Inflammation

Seth V, et al. *Int J Adv Med*. 2015;2:1-5.

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 Treatment to date…  Preference for dual action, but preferred products unable to be combined until now…Encapsulation permits storage and delivery of benzoyl peroxide with tretinoin in strengths repeated shownto be efficacious in patients of acne vulgaris  SEM Encapsulated Tretinoin  SEM Encapsulated Benzoyl Peroxide*  *Freeze fracture preparation

Sol-Gel
Advanced Topical Therapy

SUMMARY

TWIN low and TWIN high demonstrated significant improvements in moderate to severe acne vulgaris after 12 weeks of treatment:

- Statistically significant (*P* <0.006) improvements were observed in both the IGA and lesion counts (inflammatory and noninflammatory) over vehicle alone
- TWIN low and TWIN high had similar effects on outcome variables. However, at week 12, a higher proportion of subjects (39.7%) achieved clear or almost clear with TWIN high, compared to the TWIN low treatment (27.4%)
- TWIN low and TWIN high were safe and well tolerated with expected dermal incidences of application site dryness, exfoliation (scaling) and pain (mild burning and stinging) typical for the individual components of the two formulations

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 Current challengesin Rosacea

ROSACEA IS A CHRONIC INFLAMMATORY SKIN DISEASE[1]

- Affects approximately 16 million Americans[2]
- Very high emotional and psychological impact[3]
- 5.46% of the adult general population is affected by rosacea[4]
- No latitude-dependent gradient in rosacea prevalence observed[4]
- Multiple subtypes/phenotypes often seen in a single patient[4,5]

Erythematous **Papulopustular**



1
2
3
4

Phymatous **Ocular**

1. Blount BW, Pelletier AL. Am Fam Physician. 2002;66:435-440.
2. National Rosacea Society. http://www.rosacea.org/rr/2010/winter/article_1.php.
3. Moustafa F. J Am Acad Dermatol. 2014;71:973-980.
4. Gether L, et al. Br J Dermatol. 2018;179:282-289
5. Wilkin J, et al. J Am Acad Dermatol. 2004;50:907-912

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ROSACEA PATHOPHYSIOLOGY IS COMPLEX

Pathogenesis of rosacea is thought to be an immune detection dysfunction


TRIGGER
Increase in TLR-2* on Keratinocytes
(Augmented Immune "Danger" Recognition)
Elevated Cathelicidin Precursor
(hCAP18)
Elevated Serine Protease
(Kallikrein-5 [KLK-5])
Increased LL-37
+ Variant Peptides
ROSACEA
Inflammation / Neurovascular Effects / Vascular Changes / Fixed Physical Changes in Cutaneous Vasculature

*TLR-2 – Toll-like receptor-2

1. Yamasaki K et al. Nature Medicine. 2007;13:975-980.
2. Yamasaki K et al J Dermatol Sci. 2009;55:77-81.
3. Fleischer AB. J Drugs Dermatol. 2011;10:614-620.
4. Yamasaki K et al. J Invest Dermatol. 2011;131:688-697.
5. Yamasaki K et al. J Invest Dermatol. 2011;15:12-15. (slide courtesy of James Del Rosso, DO, Las Vegas, NV)

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 National Rosacea Society. http://www.rosacea.org/press/new-rosacea-survey-shows-emotional-toll-facial-redness-equals-impact-bumps-pimples. Accessed November 7, 2016. Moustafa F, et al. J Am Acad Dermatol. 2014;71(5):973-980.  Patients with rosacea suffer psychologicalconsequences that impact their everyday lives

 DLQI=Dermatology Life Quality Index; QOL=quality of life. Tan J, et al. Rosacea. Beyond the visible. 2018. Available at https://hosted.bmj.com/rosaceabeyondthevisible. Accessed October 15, 2018.  Clearer skin reduces impact onrosacea patient qol  Data from an online global survey of 710 rosacea patients

 Same woman, different impressions

 ROSACEA IS A LARGELY UNTAPPED MARKET  Of the approximate 16 million rosacea sufferers in the US: Only 10% seek treatment1 Misdiagnosis is common1,2 There is a clearly understood medical need for effective treatment options   Our goal is to address the underdiagnosis and to offer a safe and effective option to manage rosacea symptoms in order to give patients a better quality of life  National Rosacea Society. www.rosacea.org. Accessed October 10, 2016. Prevalence of rosacea. http://www.rosacea.org/rr/index.php. Accessed April 2015.

 WHY NOT BENZOYL PEROXIDE FOR ROSACEA?  The skin of patients with rosacea is extremely sensitive and hyper-reactive to dietary, environmental, and topical factors1The use of topical retinoids and benzoyl peroxide has shown to be beneficial in treating rosaceain smaller case series2Data suggest that topical preparations containing benzoyl peroxide may be effective in rosacea, but that they may be poorly tolerated with frequent itching and burning at treatment sites3  Draelos ZD, J Drugs Dermatol. 2005 Sep-Oct;4(5):557-62.Two AM, et al. J Am Acad Dermatol. 2015;72:761-770.Goldgar C, et al. Am Fam Physician. 2009;80:461-468.  …Until Now

 EPSOLAY® phase III clinical study results  Dr. Jeff SugarmanMedical Director, Northern California Medical AssociatesAssociate Clinical Professor, University of California, San Francisco

STUDY DESIGN

Two phase III, double-blind, randomized, vehicle-controlled studies

Inclusion criteria

- Male and female ≥18 years of age
- Clinical diagnosis of moderate to severe rosacea
- ≥15 inflammatory lesions
- ≤2 nodules

2:1

54 Total Sites—Randomization
Study 54-01: 361
Study 54-02: 372

EPSOLAY® cream, 5% (once daily)

12 weeks of treatment

Vehicle cream (once daily)

Baseline 2 4 8 12

Weeks

PRIMARY ENDPOINTS:

- Proportion of patients with the primary measure of success "Clear" (0) or "Almost clear" (1) in the Investigator Global Assessment (IGA) relative to Baseline at Week 12
- Absolute change in inflammatory lesion counts from baseline to Week 12

SECONDARY ENDPOINT:

- Percent change in inflammatory lesion count at Week 12

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 STUDY POPULATIONS & DISCONTINUATION  Study 54-02  Study 54-01  Percent of patients  EPSOLAY®  Vehicle  Randomized (n = 243), Safety (n = 239),Per Protocol (n=190)  Randomized (n = 118), Safety (n = 113),Per Protocol (n=93)    Randomized (n = 250), Safety (n = 249),Per Protocol (n=235)    Percent of patients  Randomized (n = 122), Safety (n = 120),Per Protocol (n=113)  Intent-to-treat population

   Study 54-01    Study 54-02    CHARACTERISTIC  EPSOLAY ®(n = 243)  Vehicle(n = 118)   EPSOLAY ®(n = 250)  Vehicle(n = 122)   Age, yearsMean (SD)Median (range)  52.8 (13.21)54.0 (19-81)  52.4 (13.26)52.5 (24-85)  49.5 (14.04)50.0 (18 to 79)  51.5 (12.55)50 (22 to 84)  Sex, n (%)MaleFemale  60 (24.7)183 (75.3)  35 (29.7)83 (70.3)  69 (27.6)181 (72.4)  35 (28.7)87 (71.3)  Race, n (%)Amer. Indian/Alaska Nat.AsianBlack/African AmericanNat. Hawaiian/Pac. IslanderWhiteMultiple/0ther  09 (3.7)00233 (95.9)1 (0.4)  02 (1.7)00 116 (98.3)0  020 (8.0)2 (0.8)3 (1.2)220 (88.0)5 (2.0)  2 (1.6)8 (6.6)02 (1.6)110 (90.2)0  Ethnicity, n (%)Hispanic/LatinoNot Hispanic or LatinoUnknown  86 (35.4)156 (64.2)1 (0.4)  39 (33.1)77 (65.3)2 (1.7)  55 (22.0)195 (78.0)0   30 (24.6)92 (75.4)0   IGA Severity (%)ModerateSevere  210 (86.4)33 (13.6)  104 (88.1)14 (11.9)  227 (90.8)23 (9.2)  112 (91.8)10 (8.2)  Lesion CountMean (SD)Median (range)  25.7 (11.07)22.0 (15-69)  26.3 (12.45)21.0 (15-70)  29.8 (14.00)25.0 (15-70)  27.5 (13.04)22.5 (15-70)  PATIENT CHARACTERISTICS  Intent-to-treat population

 P<0.001  P<0.001  Success in IGA at Week 12  Study 54-02  Study 54-01  Primary endpoint (igA)  Success in IGA at Week 12  Intent-to-treat population

 Study 54-02  Study 54-01  P<0.001  P<0.001  Primary endpoint (change in lesion count)  Inflammatory lesion count change from baseline at Week 12  Inflammatory lesion count change frombaseline at Week 12  Intent-to-treat population

 SECONDARY ENDPOINT (% CHANGE IN LESIONS)  Study 54-02  Study 54-01  Inflammatory lesion percent change from baseline at Week 12  P<0.001  P<0.001  Inflammatory lesion percent change frombaseline at Week 12  Intent-to-treat population

 Study 54-02  Study 54-01  Success in IGA at Week 2  Inflammatory lesion count change from baseline at Week 2  P = 0.009  P = 0.017  P < 0.001  P < 0.001  Study 54-02  Study 54-01  * Intent-to-treat population  Exploratory endpoint (efficacy at 2 weekS)  Intent-to-treat population  Intent-to-treat population

 SUCCESS in IGA OVER TIME  Percent Achieving Clear or Almost Clear  *  #  †  *  *  *  ₳  #  Intent-to-treat population  †P = 0.017, #P = 0.009, ₳ P =0.006, *P <0.001 vs corresponding vehicle

 ABSOLUTE change in inflammatory lesioncount from baseline over time  Week  Inflammatory lesion count change from baseline  †  †  †  †  †  †  †  †  †P < 0.001 vs corresponding vehicle  Intent-to-treat population

 IMPROVEMENT OVER TIME  4 0 0 0 1  3 2 1 0 0  IGA  IGA

 3 0 0 0 0  4 3 3 3 2  IMPROVEMENT OVER TIME  IGA  IGA

 SKIN TOLERABILITY  Safety population  Dryness  Scaling  Burning/Stinging  Itching  Percent Reporting Any…  Study 54-01  Percent Reporting Any…  Study 54-02  Dryness  Scaling  Burning/Stinging  Itching

 No. (%) of Subjects  Study 54-01    Study 54-02    TEAEs, n (%)  EPSOLAY ®(n = 239)  Vehicle(n = 113)  EPSOLAY ®(n = 249)  Vehicle (n = 120)  Any TEAE  49 (20.5%)  17 (15.0%)  50 (20.2%)  22 (18.2%)  Serious TEAE  0  1 (0.4%)1  1 (0.4%)2  0  Severe TEAE  2 (0.8%)  0  2 (0.8%)3  0  Discontinuation  5 (2.1%)  1 (0.9%)  4 (1.6%)  1 (0.8%)4  Treatment-related  14 (5.9%)  3 (2.7%)  9 (3.6%)  0  1Femur fracture2Spinal compression fracture3One subject with spinal compression fracture4Urinary Tract Infection—Discontinuation classified as “other reason”   TEAEs, Treatment-Emergent Adverse Events  Safety population  TEAE summary

 Baseline Characteristics of Active Arm  IGA  Severe  33  23  82  113  26  65  0  51  71  52  48      Moderate  210  227  369  346  172  418  557  444  443  67  77      Mild  0  0  0  0  0  0  0  0  0  8  17    Inflammatory Lesions    25.7  29.8  31.0  33.3  21.6  21.7  18.3  28.5  30.0  19.5  20.5  Inflammatory Lesions–Mean Percent Change from Baseline   Success in IGA  Difference from Vehicle  FMX103  Minocycline foam, 1.5%  10-week study  EPSOLAY ®  Oral administration  16-week study  Side-by-side with other historicaltrial results(*)   (*) Sol-Gel did not conduct a head-to-head comparison trial or study. The results described above are for illustrative purposes only and should not be construedas conclusions to be drawn as if we conducted a head-to-head comparison trial or study  12-week study  12-week study  12-week study  12-week study

 Commercial Overview   John Vieira, US Head of Commercialization

 THREE-FOLD STRATEGY  Leverage on our capabilities to generate significant non-dilutive revenues  Identify targeted opportunities, in other areas of high unmet need, where we can bring innovation and exceed current standard-of-care treatments  Successfully commercialize best-in-class dermatology brands in acne and rosacea, and maintain a leadership position in these indications

MARKET POTENTIAL FOR ACNE & ROSACEA

ACNE

50 million people suffer from acne in the US (ages **12-24** years)

$1.8 billion branded topical market (WAC)[*]

Treated with topicals **56%** of the time,

remaining is oral[*]

Dermatologists account for **~60%** of acne treatment (higher for branded products)

Combining treatments is the best way to combat acne for the majority of patients[1]

ROSACEA

Approximately **16 million people** in the US suffer from rosacea **5-6 million** type 2 (**>30 years**)

$478 million branded topical market (WAC)[*]

Treated with topical products **76%** of the time[*]

Dermatologists account for **80%** of treatments

Many patients are misdiagnosed or do not seek treatment at all, creating a **large underserved** patient population

*Sources: Symphony Health; Syneos Research & Insights "Treatment Answers"; June 2019 MAT.
1. https://www.aad.org/practicecenter/quality/clinical-guidelines/acne/topical-therapies

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24 MONTH LAUNCH ALIGNED PERFORMANCE

Select ACNE brands	Select ROSACEA brands



TRx /month (000's)
90
80
70
60
50
40
30
20
10
0
Mo 1 Mo 2 Mo 3 Mo 4 Mo 5 Mo 6 Mo 7 Mo 8 Mo 9 Mo 10 Mo 11 Mo 12 Mo 13 Mo 14 Mo 15 Mo 16 Mo 17 Mo 18 Mo 19 Mo 20 Mo 21 Mo 22 Mo 23 Mo 24
EPIDUO (adapalene and benzoyl peroxide) Gel 0.1%/2.5%
EPIDUO FORTE (adapalene and benzoyl peroxide) gel, 0.3%/2.5%
ONEXTON (clindamycin phosphate and benzoyl peroxide) Gel, 1.2%/3.75%



TRx /month (000's)
35
30
25
20
15
10
5
0
Mo 1 Mo 2 Mo 3 Mo 4 Mo 5 Mo 6 Mo 7 Mo 8 Mo 9 Mo 10 Mo 11 Mo 12 Mo 13 Mo 14 Mo 15 Mo 16 Mo 17 Mo 18 Mo 19 Mo 20 Mo 21 Mo 22 Mo 23 Mo 24
SOOLANTRA (ivermectin cream,1%)

- Fixed dose combination—**21%** of topical acne market
- Tretinoin is **~25%** of all retinoids used in acne
- ~ **20%** of all acne treatments involve benzoyl peroxide

- Rosacea market has grown **~4%** (MAT June 2019)
- Topicals constitute a steady **80%** of market share

1. Syneos Health. Data on file.

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 EPSOLAY®  Advanced technology platform Trusted API Topical creamNon-systemicAntibiotic-freeComplimentary mechanism  Potential to advance rosacea treatment  Demonstrated strong efficacy  Demonstrated fast onset of action       Observed favorable tolerability profile

 Capture significant opportunity in rosacea  Rosacea subtype II treatments by phase & severity  Note: *Branded products may have generic equivalentSource: L.E.K. interviews and analysis; company websites                     OTC  Generic  Branded*  Laser treatment  Intense pulsed light                                          Mild  Moderate  Severe  OTC products typically not used  Oralisotretinoin  Generic antibiotics(doxycycline, minocycline,  Generic metronidazole  Generic clindamycin        EPSOLAY®

APPROACH TO BUILDING A COMMERCIAL ORGANIZATION—EFFICIENT AND EFFECTIVE

- PRESCRIBER VALUE
- DENSITY & PRODUCTIVITY METRICS
- MARKET FACTORS


~15,000
Dermatologists
~6500
Decile
3-10
~6000
NP/PAs

SALES FORCE

3280 Target offices
~45-62 sales representatives

- Flexible
- Scalable
- Highly efficient

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   Scalable marketing investment  An integrated approach built from the ground up      GEO-TARGETING& NONPERSONAL  HIGH TOUCHPOINTS  NONPERSONAL  Access services   Digital  CRM  Social media  Patient activation   SalesReps

ADDRESSING ACCESS & UM FOR EPSOLAY® [1,2,3]

Based on ~107 MILLION LIVES[1]

Positive payer response to EPSOLAY®—Competitive pricing likely equals parity access in rosacea

PAYER RESPONSE TO CLINICAL PROFILE

~70%

COMPELLING TO DRIVE FORUMLARY CONSIDERATION

Most would cover at preferred or non-preferred level depending on cost

PAYER UM POSITION BASED ON HIGHER NET-TO-PLAN PRICE*

LIKELY:

- Step-through generics
- Quantity limits

POSSIBLE:

- Prior authorization to label

COMPETITIVE PRICING

COVERED OR BETTER[3]:

- **92%** Commercial
- **40%** Part D
- **74%** Medicaid

State

"If priced like Finacea, it would get parity access; 15%-20% rebate expected with WAC at parity to Finacea."

1. AIS Health, 2019. http://www.aishealth.com/about.
2. MMIT Network, 2019. http://www.mmitnetwork.com
3. Data on file. NPG Health primary market research, 2019.

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 Symphony Health IDV Vantage, 10/18  Commercial approach  Efficient reach to 80% dermatology market for acne and rosacea  Targeted high-value and focus use of resources and effort   Build a highly effective organizational model that is flexible and scalable   Exploit Innovative channel and payment strategies to reduce access hurdles and ensure pull-through  Leverage consumer activation in high patient-engagement categories  Significant potential for sales force efficiency and addressing a challenging reimbursement environment

 Technology overview  Ofer Toledano, VP Research and Development

FOUNDATION FOR BRANDED PRODUCT PIPELINE

1 WHY SILICA?

FDA approved for topical use

Smooth, no-grit feel for user

Physical properties of silica shell tuned to modify release of active ingredient

Strong IP protection to 2032 (Epsolay®) and 2038 (TWIN)

Proprietary process produces high encapsulation efficiency

2 SOL-GEL PROCESS



Silica monomers and drug substance are emulsified together



Silica monomers migrate to the oil/water interface in a well-controlled process



A silica shell, microcapsule is formed

3 POTENTIAL BENEFITS

If approved, will be first core-shell encapsulation system for topical dermatology products

APIs stabilized via microencapsulation, allowing for novel combinations

Barrier between entrapped API and skin may reduce irritation and improve compliance

Hurdle for generics to demonstrate similar release profile

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 SEM PICTURE  SEM PICTURE  Encapsulated Tretinoin (E-ATRA)      High encapsulation efficiency protects tretinoin  Encapsulated tretinoin is stable in the presence of benzoyl peroxide  High encapsulation efficiency enhances stability

 CRYO-SEM PICTURE  ENERGY-DISPERSIVE X-RAY SPECTROSCOPY MAPPING  Encapsulated Benzoyl Peroxide (E-BPO)  Skin lipids migrate through the silica shell to promote solubilization of BPO. Dissolved BPO then migrates to skin’s sebaceous follicles  Silica shell wraps BPO crystals and serves as a barrier between benzoyl peroxide crystals and skin, leading to less irritation      Controlled release improves tolerability

 Patents and Trademarks  # of Patents Related to Company Products  4  14  29  16  4 in US, IL, CA, EP  EPSOLAY®  5 in US, CA, EP, IL  TWIN  US Patents  Granted/Allowed  Pending  Foreign Patents  Granted/Allowed  Pending  Trademarks  Registered/Allowed  Registered/Allowed  Our intellectual property is protected through a series of patent families, describing and claiming our proprietary processes, formulations, and methods of use  IP, Expiry  Product/Indication  IP Protection for Our Branded Products (US)  NEWLY GRANTED/ALLOWED PATENT EXTENSION 2038Pending, 2040  Granted/Allowed, 2032Pending, 2040  TWINacne vulgaris  EPSOLAY®subtype II rosacea      Intellectual property estate

 Pipeline Lifecycle & active research areas  Mori Arkin, Chairman  Investor and Analyst Day, July 2019

 Lifecycle  PROJECT  DESCRIPTION   SGT-129  EPSOLAY® + alpha agonist for the treatmentof rosacea type I and II  SGT-138  TWIN + immune modulator for the treatment of severe acne —Hydradenitis Suppurativa   Investor and Analyst Day, July 2019

 Pipeline and Early research   PROJECT  DESCRIPTION    SGT-210   Topical treatment of hyper-keratinization disorders—Palmoplantar Keratoderma    Non-melanoma skin cancer NMSC (BCC/SCC)  Investor and Analyst Day, July 2019

TOPICAL TREATMENT OF HYPERKERATINIZATION DISORDERS

Palmoplantar keratoderma (PPK)

- A group of skin conditions characterized by thickening of the skin on the hands and soles of the feet[1]
- Can be a manifestation of various syndromes[2]
    - Inherited:
        - Due to mutations that result in keratin abnormalities
        - Can be autosomal recessive or autosomal dominant
- Acquired due to[1,2]:
    - Drugs, malnutrition, chemicals, systemic disease, cancer, infection
- Treatment options are very limited and of limited effectiveness.[3,4] (Topical keratolytics, Benzoic acid, oral retinoids, topical calcipotriol)





1. Genetic and Rare Diseases Information Center. 2019. https://rarediseases.info.nih.gov/diseases/8167/.
2. Cherry JW, James WD. 2019. https://emedicine.medscape.com/article/1108406-overview#a6.
3. FIRST. 2019. http://www.firstskinfoundation.org/types-of-ichthyosis/palmoplantar-keratodermas
4. Skaljic M. 2019. https://emedicine.medscape.com/article/1108406-overview

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 Financial overview  Gilad Mamlok, CFO

REVENUE-GENERATING GENERICS PARTNERSHIPS

Multiple Collaborations

A portfolio of generic product candidates with favorable commercial agreements that supplement our branded pipeline

Seven collaborations with Perrigo and one with Douglas Pharmaceuticals with 50/50 gross profit sharing

FDA Approvals

In January 2018, Perrigo received tentative approval from the FDA for ivermectin cream, 1%, developed in collaboration with Sol-Gel. Perrigo was second to file and, as of today, there is no public disclosure of a third filer to the FDA. Sales of RLD reached $175 million in 2018

In February 2019, Perrigo received approval from the FDA and launched the sale of acyclovir cream, 5%, developed in collaboration with Sol-Gel. As of today, there is no public disclosure of another filer to the FDA. The sales of the RLD were ~$92 million in 2018

Recent Developments

Bioequivalence (BE) study results for 5-fluorouracil cream, 5%, expected in 2H2019

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 Financial profile  Gross proceeds of $86.3 million raised in IPO of 7,187,500 ordinary shares on February 5, 201818,949,968 shares outstanding as ofJune 30, 2019$49.8 million of cash and investmentsas of June 30, 2019Approximately $7.0 million in revenue from acyclovir cream in Q2/2019Cash runway expected to be sufficient to fund Phase III clinical programs for TWIN, regulatory activities for EPSOLAY®, a bioequivalence study,and our activities until the end of Q3/2020

 Summary   Alon Seri-Levy, CEO

Sol-Gel
Advanced Topical Therapy

ADVANCEMENTS TO TOPICAL THERAPIES

Effective and efficient commercial organization on track

Highly positive Phase III results imply EPSOLAY® as best-in-class

New patent allowance extends value for TWIN from 2032 to 2038

Phase III topline results for TWIN on track in 4Q/19

NDA submissions for EPSOLAY® and TWIN planned for 2020

Lifecycle extension projects for acne and rosacea

R&D exploratory projects in areas of high unmet needs

Significant non-dilutive revenues ahead of plan

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Q&A